Exhibit 99.1

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDTED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30	June 30
	2021	2022	2022
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	751,904,587	705,621,445	105,137,742
Restricted cash	442,560	442,560	65,942
Short term investments	33,540,301	35,349,990	5,267,156
Accounts receivable, net	26,235,989	50,469,939	7,520,031
Inventories	6,841,745	3,616,916	538,921
Prepaid services fees	29,063,036	37,761,620	5,626,489
Other receivables and prepaid expenses	6,000,928	6,103,083	909,361
Other receivable-related parties	27,589,530	-	-
Consideration receivable	40,972	2,608,970	388,737
Loans receivable	26,160,000	-	-
Total current assets	907,819,648	841,974,523	125,454,379

PROPERTY AND EQUIPMENT, NET	24,839,545	25,300,367	3,769,760

OTHER ASSETS
Deferred merger cost	3,839,567	4,177,622	622,465
Cost method investments	114,650,000	164,172,800	24,461,781
Prepaid expenses and deposits	1,519,909	1,490,344	222,062
Prepayments	142,527,894	142,527,894	21,236,686
Intangible assets, net	27,880,937	24,514,570	3,652,676
Operating lease right-of-use assets	3,255,747	2,636,553	392,847
Goodwill	276,978,601	278,750,074	41,533,819
Investment in unconsolidated subsidiary	1,716,849	1,407,387	209,701
Total non-current assets	572,369,504	619,677,244	92,332,037

Total assets	1,505,028,697	1,486,952,134	221,556,176

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	27,958,057	30,859,763	4,598,111
Deferred revenues	21,902,430	70,389,892	10,488,109
Other payables and accrued liabilities	13,655,554	15,524,294	2,313,121
Current portion of related party loans	20,000,000	3,853,724	574,206
Operating lease liabilities	1,819,522	2,045,000	304,705
Taxes payable	6,424,746	6,722,592	1,001,668
Total current liabilities	91,760,309	129,395,265	19,279,920

OTHER LIABILITIES
Non-current related party loans	67,136,490	14,600,000	2,175,403
Operating lease liabilities - noncurrent	1,413,490	574,476	85,597
Deferred tax liabilities, net	5,254,143	4,386,089	653,528
Total other liabilities	73,804,123	19,560,565	2,914,528

Total liabilities	165,564,432	148,955,830	22,194,448

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2021 and June 30, 2022	13,095	13,095	1,951
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 130,953,843 and 153,300,513 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively	102,127	102,127	15,217
Additional paid-in capital	1,454,680,407	1,457,787,868	217,210,696
Retained earnings (accumulative deficit)	(164,334,928)	(207,082,206)	(30,855,292)
Statutory reserves	28,573,157	31,377,202	4,675,210
Accumulated other comprehensive loss	(54,970,351)	(17,681,709)	(2,634,578)
Total WiMi Hologram Cloud, Inc. shareholders' equity	1,264,063,507	1,264,516,377	188,413,204

NONCONTROLLING INTERESTS	75,400,758	73,479,927	10,948,524

Total equity	1,339,464,265	1,337,996,304	199,361,728

Total liabilities and shareholders' equity	1,505,028,697	1,486,952,134	221,556,176

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ending June 30,
	2021	2022	2022
	RMB	RMB	USD

OPERATING REVENUES
Products	274,021,079	156,848,405	23,370,445
Services	242,224,087	277,462,745	41,342,007
Total operating revenues	516,245,166	434,311,150	64,712,452

COST OF REVENUES	(363,192,372)	(350,033,949)	(52,155,131)

GROSS PROFIT	153,052,794	84,277,201	12,557,321

OPERATING EXPENSES
Selling expenses	(4,564,276)	(3,802,016)	(566,501)
General and administrative expenses	(30,957,256)	(20,966,832)	(3,124,063)
Research and development expenses	(86,142,412)	(70,005,160)	(10,430,783)
Stock compensation expenses	(6,055,258)	(3,107,461)	(463,012)
Total operating expenses	(127,719,202)	(97,881,469)	(14,584,359)

INCOME (LOSS) FROM OPERATIONS	25,333,592	(13,604,268)	(2,027,038)

OTHER INCOME (EXPENSE)
Investment income	4,533,894	(25,088,662)	(3,738,216)
income from unconsolidated subsidiary	-	1,760,445	262,307
Interest income	2,383,224	419,778	62,547
Finance expenses, net	(3,440,096)	(1,852,020)	(275,951)
Other income, net	2,394,836	2,803,655	417,746
Gain from disposal of equity interest in unconsolidated subsidiary	-	373,651	55,674
Total other (expenses) income, net	5,871,858	(21,583,153)	(3,215,893)

INCOME (LOSS) BEFORE INCOME TAXES	31,205,450	(35,187,421)	(5,242,931)

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(835,315)	(286,789)	(42,732)
Deferred	1,749,318	1,023,038	152,433
Total (provision for) benefit of income tax	914,003	736,249	109,701

NET INCOME (LOSS)	32,119,453	(34,451,172)	(5,133,230)

Less: Net income (loss) attributable to non-controlling interests	25,033,552	5,492,061	818,318

NET INCOME (LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	7,085,901	(39,943,233)	(5,951,548)

NET INCOME (LOSS)	32,119,453	(34,451,172)	(5,133,230)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(10,340,566)	29,875,750	4,451,493

COMPREHENSIVE INCOME (LOSS)	21,778,887	(4,575,422)	(681,737)

Less: Comprehensive income (loss) attributable to non-controlling interests	24,520,673	(1,920,831)	(286,204)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(2,741,786)	(2,654,591)	(395,533)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	161,892,233	172,153,615	172,153,615
Diluted	161,893,980	172,153,615	172,153,615

EARNINGS (LOSS) PER SHARE
Basic	0.04	(0.23)	(0.03)
Diluted	0.04	(0.23)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Convertible
	preferred		Ordinary shares							Accumulated
	shares		Class A		Class B		Additional	Retained earnings		other
	Shares	Par Value	Shares	Par Value	Shares	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	Noncontrolling interests	Total	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2020			20,115,570	13,095	130,953,843	87,539	932,368,293	24,003,483	76,207,925	(35,434,146)	11,805,734	1,009,051,923	156,197,570
Issuance of ordinary share through public offering, net	-	-	-	-	22,346,670	14,588	508,118,380	-	-	-	-	508,132,968	78,657,137
Vesting of employee share compensation	-	-	-	-	-	-	6,055,258		-	-	-	6,055,258	937,332
Sales of subsidiary's non controlling interest	-	-	-	-	-	-	2,581,113	-	-	-	83,758,123	86,339,237	13,365,000
Net (loss) income	-	-	-	-	-	-	-	-	7,085,900	-	25,033,552	32,119,452	4,971,972
Statutory reserves	-	-	-	-	-	-	-	3,028,745	(3,028,745)	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	(9,827,686)	(512,879)	(10,340,565)	(1,600,680)
BALANCE, June 30, 2021	-	-	20,115,570	13,095	153,300,513	102,127	1,449,123,044	27,032,228	80,265,080	(45,261,832)	120,084,530	1,631,358,273	252,528,331

BALANCE, December 31, 2021	-	-	20,115,570	13,095	153,300,513	102,127	1,454,680,407	28,573,157	(164,334,928)	(54,970,351)	75,400,758	1,339,464,265	199,580,455
Issuance of ordinary share through public offering, net	-	-	-	-		-		-	-	-	-	-	-
Vesting of employee share compensation	-	-	-	-	-	-	3,107,461	-	-	-	-	3,107,461	463,012
Net (loss) income	-	-	-	-	-	-	-	-	(39,943,233)	-	5,492,061	(34,451,172)	(5,133,232)
Statutory reserves	-	-	-	-	-	-	-	2,804,045	(2,804,045)	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	-	37,288,642	(7,412,892)	29,875,750	4,451,493
BALANCE, June 30, 2022	-	-	20,115,570	13,095	153,300,513	102,127	1,457,787,868	31,377,202	(207,082,206)	(17,681,709)	73,479,927	1,337,996,304	199,361,728

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ending June 30,
	2021	2022	2022
	RMB	RMB	USD

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	32,119,453	(34,451,172)	(5,133,230)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,122,472	5,087,743	758,075
Provision for doubtful accounts	-	(3,765,397)	(561,045)
Stock compensation expenses	6,055,258	3,107,461	463,012
Deferred tax benefit	(1,749,317)	(1,023,038)	(152,433)
Gain (loss) from short term investments	(4,520,914)	1,163,652	173,384
Loss (gain) from deconsolidation of subsidiaries	-	(373,651)	(55,674)
Income from unconsolidated subsidiary	-	(1,760,445)	(262,307)
Amortization of operating lease right-of-use assets	1,846,748	1,176,645	175,320
Amortization of debt discount	279,331	-	-
Change in operating assets and liabilities:
Accounts receivables	(39,586,131)	(20,089,871)	(2,993,395)
Prepaid expenses and other current assets	-	-	-
Inventories	(5,882,419)	3,284,039	489,323
Prepaid services fees	(38,911,997)	(8,343,838)	(1,243,234)
Other receivables and prepaid expenses	-	(3,781)	(563)
Prepaid expenses and deposits	(32,096)	88,310	13,158
Accounts payable	16,407,585	2,533,460	377,486
Deferred revenues	24,210,875	46,767,189	6,968,321
Other payables and accrued liabilities	7,054,694	1,755,574	261,580
Operating lease liabilities	(1,798,468)	(1,170,985)	(174,477)
Taxes payable	(5,570,978)	279,895	41,704
Net cash provided by (used in) operating activities	44,096	(5,738,210)	(854,995)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of cost method investment	-	(49,067,000)	(7,310,993)
Prepayments for real estate purchase	(142,527,894)
Purchases of property and equipment	(25,168,016)	(1,250,234)	(186,285)
Purchases of short term investments	(53,635,580)	(85,668,000)	(12,764,550)
Redemption of short term investments	45,670,894	84,462,142	12,584,877
Consideration received from sale of equity interest	-	41,669	6,209
Collection of loans receivable	-	26,160,000	3,897,845
Collection of receivable from unconsolidated subsidiary	-	27,902,150	4,157,426
Net cash (used in) provided by investing activities	(175,660,596)	2,580,727	384,529

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public offerings, net	508,132,968	-	-
Proceeds from short term loan - banking facility	7,652,696	-	-
Payments to banking facility	(20,596,296)	-	-
Proceeds from related party loans	5,744,246	4,153,724	618,906
Repayments to related party loans	(10,414,129)	(72,836,490)	(10,852,652)
Sale of subsidiary's noncontrolling interest	87,211,350	-	-
Deferred merger costs	-	(131,276)	(19,560)
Net cash provided by (used in) financing activities	577,730,835	(68,814,042)	(10,253,306)

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(8,541,065)	25,688,383	3,827,574

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	393,573,270	(46,283,142)	(6,896,198)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	374,823,004	752,347,147	112,099,882

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	768,396,274	706,064,005	105,203,684

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	4,946,316	1,260,117	187,758
Cash paid for interest	121,962	6,154	917

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,928,216	549,514	81,878
Reclassification of investment in subsidiary to additional paid in capital upon sale of subsidiary’s non controlling interest	872,114	2,608,970	388,737

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	2021	2022	2022
	RMB	RMB	USD
Cash and cash equivalents	755,437,313	705,621,445	105,137,742
Restricted cash	12,958,961	442,560	65,942
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	768,396,274	706,064,005	105,203,684

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

WiMi Hologram Cloud Inc. (“WiMi Cayman” or the “Company”) is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company’s headquarter is located in the city of Beijing, China. Prior to 2020, the Company has no substantive operations other than holding all of the outstanding share capital of WiMi Hologram Cloud Limited (“WiMi HK”) which was established in Hong Kong on September 4, 2018. WiMi HK holds all of the outstanding equity of Beijing Hologram WiMi Cloud Network Technology Co., Ltd. (“WiMi WFOE”) which was established on September 20, 2018 under the law of the People’s Republic of China (“PRC” or “China”).

(1) Reorganization with Beijing WiMi VIE and its subsidiaries in 2018

The Company, through its variable interest entity (“VIE”), Beijing WiMi Cloud Software Co., Ltd. (“Beijing WiMi”) and its subsidiaries, engages in providing augmented reality (“AR”) related products and services.

Beijing WiMi acquired Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) in 2015. Shenzhen Yitian established wholly owned subsidiaries, Shenzhen Qianhai Wangxin Technology Co., Ltd. in 2015 and Korgas 233 Technology Co., Ltd. Shenzhen in 2017. Shenzhen Yitian and subsidiaries mainly engage in AR advertising and entertainment services.

Beijing WiMi acquired Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”) in 2015, and Shenzhen Kuxuanyou established wholly owned subsidiary Shenzhen Yiruan Tianxia Technology Co., Ltd. in 2016 and wholly owned subsidiaries Shenzhen Yiyun Technology Co., Ltd. and Korgas Shengyou Information Technology Co., Ltd. (“Korgas Shengyou”) in 2017, of which Korgas Shengyou was subsequently disposed in May 2020. Shenzhen Kuxuanyou engages in AR entertainment and AR advertising services.

Beijing WiMi acquired Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”) in 2015, and Shenzhen Yidian established Korgas Duodian Network Technology Co., Ltd. in 2016 and Shenzhen Duodian Cloud Technology Co., Ltd. in 2017. Shenzhen Yidian and subsidiaries mainly engaged in AR advertising services.

In 2016, Beijing WiMi established wholly owned subsidiaries Korgas WiMi Xinghe Network Technologies Co., Ltd. (“Korgas WiMi”) and Micro Beauty Lightspeed Investment Management HK Limited, of which Korgas WiMi was subsequently dissolved in February 2019. On March 7, 2017, Micro Beauty Lightspeed Investment Management HK Limited acquired 100% equity interest of Skystar Development Co., Ltd (“Skystar”). Skystar engages in AR entertainment.

On November 6, 2018, WiMi Cayman completed a reorganization of entities under common control of its shareholders, who collectively owned all of the equity interests of WiMi Cayman prior to the reorganization. WiMi Cayman and WiMi HK were established as the holding companies of WiMi WFOE. WiMi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries through contractual arrangements (see contractual arrangements below), and all of these entities included in WiMi Cayman are under common control which results in the consolidation of Beijing WiMi and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of WiMi Cayman.

(2) Subsidiaries established under Beijing WiMi from 2019 to 2020:

On December 3, 2019, Shenzhen Yidian established Shenzhen Zhiyun Image Technology Co., Ltd. On September 24, 2020, Shenzhen Yidian established Shenzhen Yunzhan Image Network Technology Co., Ltd. On January 31, 2019, Shenzhen Yidian established Kashi Duodian Internet Technology Co., Ltd.

On January 14, 2019, Shenzhen Yitian established Shenzhen Yiyou Online Technology Co., Ltd. On May 15, 2020, Shenzhen Yitian established Wuhan 233 Interactive Entertainment Technology Co., Ltd. On October 28, 2020, Shenzhen Yitian established Weidong Technology Co., Ltd. (“Weidong”). Weidong established a wholly owned subsidiary Korgas Weidong Technology Co., Ltd. in October 2020 and a 60% owned subsidiary Tianjin Weidong Technology Co., Ltd. in December 2020. All of the above new subsidiaries under Beijing WiMi are in the PRC and mainly engage in AR advertising services.

Note 1 — Nature of business and organization (cont.)

(3) Establishment of VIYI and subsidiaries in 2020

On September 24, 2020, WiMi Cayman set up a wholly owned subsidiary, VIYI Technology Inc., which was renamed to VIYI Algorithm Inc. (“VIYI”), under the laws of the Cayman Islands. VIYI was set up to accelerate the development of artificial intelligence (“AI”) algorithm and cloud computing services. On November 15, 2020, WiMi Cayman entered into an equity transfer agreement with Bofeng Investment Limited and Bravo Great Enterprises Limited, pursuant to which it transferred 4.0% and 6.0% of the issued share capital of VIYI to Bofeng Investment Limited and Bravo Great Enterprises Limited, respectively, for a total consideration of USD10,000,000. On December 7, 2020, WiMi Cayman entered into an equity transfer agreement with Universal Winnings Holding Limited (“Universal”), pursuant to which it transferred 3.5% of the issued share capital of VIYI to Universal Winnings Holding Limited for a consideration of USD3,500,000. The consideration was received by WiMi Cayman in January 2021.

On March 26, 2021, Bofeng Investment Limited and Bravo Great Enterprises Limited transferred their respective shareholdings in VIYI to MIDI Capital Markets LLC (“MIDI”) and Guosheng Holdings Limited (“Guosheng”). On March 26, 2021, WiMi Cayman entered into an equity transfer agreement with MIDI and Guosheng, pursuant to which WiMi Cayman transferred a total of 20% of the issued share capital of VIYI to Guosheng for the same consideration of USD10,000,000. On March 26, 2021, WiMi Cayman entered into an equity transfer agreement with Universal and Joyous Dragon Limited, pursuant to which WiMi Cayman transferred 7% of the issued share capital of VIYI for a consideration of USD3,500,000. Joyous Dragon Limited subsequently transferred its equity interest to Milestone Investment Limited (“Milestone”). As such, MIDI, Guosheng, Universal and Milestone collectively owned 27% of VIYI for a total consideration of USD13.5 million.

On September 27, 2020, VIYI entered into Acquisition Framework Agreement which was amended and supplemented on September 28, 2020 to acquire 100% equity interests of Fe-da Electronics Company Private Limited. (“Fe-da Electronics”), a provider of Internet of Things solutions based in Singapore, to accelerate the development of the Company’s computer chip and intelligent chip business. The transaction consummated on September 28, 2020 (see note 4 for details). In November 2020, Fe-da Electronics purchased 100% equity interests of Excel Crest Limited (“Excel Crest”) for HKD 1 to support the daily operations of Fe-da Electronics in Hong Kong. Excel Crest has no material operations or assets as of June 30, 2022.

On October 9, 2020, VIYI set up a wholly owned holding company in HK, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of its wholly foreign owned entity Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin” or “VIYI WFOE”) established on November 18, 2020 under the laws of the PRC. On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”) in the PRC for software support services, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On June 10, 2021, the Company, VIYI and Venus Acquisition Corporation (NASDAQ: VENA) (“Venus”), a publicly traded special purpose acquisition company entered into a definitive merger agreement (the “Merger Agreement”). A newly created merger subsidiary of Venus will be merged with and into VIYI with VIYI being the surviving entity and becoming Venus’s wholly owned subsidiary.

(4) Reorganization of Beijing WiMi and Shenzhen Yitian in December 2020

On December 18, 2020, with consent of WiMi WFOE and approval of the Board of Directors, the original shareholders of Beijing WiMi terminated the original VIE agreements that were entered into on November 6, 2018. The original shareholders who collectively owned 17.9% of Beijing WiMi transferred their 17.9% equity interests of Beijing WiMi to Ms. Yao Zhaohua and Ms. Sun Yadong pursuant to share transfer agreements. As a result, Ms. Yao Zhaohua and Ms. Sun Yadong owned 99.90% and 0.1% of Beijing WiMi, respectively. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual arrangements (see contractual arrangements below) with WiMi WFOE on December 18, 2020. As such, WiMi WFOE maintained effective control of Beijing WiMi.

Note 1 — Nature of business and organization (cont.)

On December 24, 2020, with consent of WiMi WFOE, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 and RMB 1, respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual arrangements (see contractual arrangements below) with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020 and enabled Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries.

The reorganization was completed on December 24, 2020. WiMi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries, and Shenzhen Weiyixin is the primary beneficiary of Shenzhen Yitian and its subsidiaries. All of these entities are under common control of WiMi Cayman, which results in the consolidation of Beijing WiMi, Shenzhen Yitian and their subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The reorganization has no effect on the consolidated financial statements as Beijing WiMi, Shenzhen Yitian and their subsidiaries are always under the common control of WiMi Cayman without change of reporting entities.

On January 11, 2021, Shenzhen Yitian transferred its 100% equity interest of Weidong and subsidiaries to Shenzhen Weiyixin; its 100% equity interest YY Online to Weidong and its 100% equity interest in Horgos 233 and Wuhan 233 to YY Online. As a result, Wuhan 233 and Horgos 233 became wholly owned subsidiaries of YY Online and YY Online became wholly owned subsidiary of Weidong and Weidong became wholly owned subsidiary of Shenzhen Weiyixin.

(5) Other subsidiaries established between 2020 to 2021

On August 4, 2020, WiMi Cayman established a wholly-owned subsidiary, Lixin Technology Co., Ltd. (“Lixin Technology”) in the PRC, to accelerate development of its holographic vision intelligent robots and fabless semiconductor businesses. Lixin Technology focuses on a new upstream business in the domestic smart product market, and research, development and sales of computer chip and intelligent chip products to further enhance the Company’s competitiveness. Lixin Technology established a wholly-owned subsidiary, Hainan Lixin Technology Co., Ltd. in October 2020.

On June 1, 2020, Wimi HK established ICinit Limited (“ICinit”) in Hong Kong, and Wimi HK has a 51% equity interest in ICinit, which primarily engages in the sales of computer chip and intelligent chip products. On October 12, 2020, ICinit established a wholly owned subsidiary Shenzhen ICinit Technology Co., Ltd. (“Shenzhen ICinit”) to support ICinit’s business in the PRC.

On January 22, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Yichong Micro-Electronic Technology Co., Ltd. (“Shenzhen Yichong”), together with its 80% owned subsidiary, Shenzhen Saineng Micro-Electronic Electronic Co., Ltd. (“Shenzhen Saineng”), a provider of electronic components, for RMB2 (approximately USD 0.3).

On March 1, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Shengtang Micro-Electronic Technology Co. (“Shenzhen Shengtang”), Ltd., a provider of electronic components, for RMB2 (approximately USD 0.3).

On May 28, 2021, Shenzhen ICinit purchased 100% equity interests of Tianjin Yaodi Tomorrow Technology Co. (“Tianjin Yaodi”), Ltd., a provider of electronic components, for RMB2 (approximately USD 0.3).

On August 21, 2020, WiMi HK set up a joint venture company, VIDA Semicon Co., Limited (“VIDA”) in Hong Kong, and WiMi HK has a 53% equity interest in VIDA. VIDA was set up to develop application of holographic AR technologies in the semiconductor industry.

Note 1 — Nature of business and organization (cont.)

On March 4, 2021, WiMi Cayman established a wholly owned entity of Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”), which is deemed as a wholly foreign owned enterprise, with a register capital of USD 30 million (approximately RMB195.7 million). On May 21, 2021, TJ Zhongzhen established Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”). On May 26, 2021, Shenzhen Hedao established Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”). Shenzhen Hedao and Kashi were set up to engage in AR advertising services.

On April 15, 2021, VIYI Ltd formed a 55% owned subsidiary Viwo Technology Limited, a Hong Kong limited company to provide intelligent chips design and solution services.

On July 1, 2021, Weidong acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% of Shanghai Guoyu is acquired by YY Online. The aggregate purchase price is RMB 20,000,000. On July 19, 2021, Shanghai Guoyu established a 100% owned subsidiary, Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”). On July 14, 2021, Weidong transferred its 100% equity interest of Horgas 233 and Horgas Weidong to Shanghai Guoyu.

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations. On November 19, Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of e-commerce services, for RMB2 (approximately USD 0.3). On December 7, 2021, Viwotong Tech purchased Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales, for RMB2 (approximately USD 0.3).

(6) Deconsolidation of ICinit in 2021

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi Cayman transferred 2% of the issued share capital of ICinit for a consideration of HKD50,000 (approximately USD 6,400) to streamline its operating subsidiaries in the semi-conductor segment.

The Company concluded that it has lost controlling financial interest in ICinit on October 1, 2021, and deconsolidated ICinit on October 1, 2021 and recorded the fair value of its investment as equity investment. As the deconsolidation did not present a strategic change on the Company’s operation, the deconsolidation was not presented as discontinued operations. See Note 5 for details.

The accompanying unaudited interim condensed consolidated financial statements reflect the activities of WiMi Cayman and each of the following entities as of June 30, 2022:

Name	Background		Ownership
WiMi HK	●	A Hong Kong company	100% owned by WiMi Cayman
	●	Incorporated on September 4, 2018
	●	Primarily engages in the sales of semiconductor products and related accessories
VIDA Semicon Co., Limited (“VIDA”)	●	A Hong Kong company	53% owned by WiMi HK
	●	Incorporated on August 21, 2020
	●	Primarily engages in the sales of semiconductor products and related accessories

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
WiMi WFOE	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by WiMi HK
	●	Incorporated on September 20, 2018
	●	Registered capital of RMB 325,500,000 (USD 50,000,000)
	●	A holding company
Beijing WiMi	●	A PRC limited liability company	VIE of WiMi WFOE
	●	Incorporated on May 27, 2015
	●	Registered capital of RMB 5,154,639 (USD 808,482)
	●	Primarily engages in Hologram advertising services
Shenzhen Kuxuanyou	●	A PRC limited liability company	100% owned by Beijing WiMi
Technology Co., Ltd.	●	Incorporated on June 18, 2012
(“Shenzhen Kuxuanyou”)	●	Registered capital of RMB 10,000,000 (USD 1,568,455)
	●	Primarily engages in AR advertising services
Shenzhen Yiruan Tianxia	●	A PRC limited liability company	100% owned by Shenzhen Kuxuanyou
Technology Co., Ltd.	●	Incorporated on January 06, 2016
(“Shenzhen Yiruan”)	●	Registered capital of RMB 10,000,000 (USD 1,568,455)
	●	Primarily engages in AR advertising services
Shenzhen Yiyun Technology Co., Ltd.	●	A PRC limited liability company	100% owned by Shenzhen Kuxuanyou
(“Shenzhen Yiyun”)	●	Incorporated on November 15, 2017
	●	Registered capital of RMB 10,000,000 (USD 1,568,455)
	●	Primarily engages in AR advertising services
Shenzhen Yitian Internet Technology Co., Ltd.	●	A PRC limited liability company	100% owned by Beijing WiMi before December 24, 2020;
(“Shenzhen Yitian”)	●	Incorporated on March 08, 2011	VIE of Shenzhen Weiyixin starting on December 24, 2020; 100% owned by Shenzhen Weiyixin starting April 1, 2022
	●	Registered capital of RMB 20,000,000 (USD 3,136,910)
	●	Primarily engages in mobile games development

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Korgas 233 Technology Co., Ltd. (“Korgas 233”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by YY Online after January 11, 2021
	●	Incorporated on September 15, 2017
	●	Registered capital of RMB 1,000,000 (USD 156,846)
	●	Primarily engages in mobile games development
Shenzhen Qianhai Wangxin Technology Co., Ltd.	●	A PRC limited liability company	100% owned by Shenzhen Yitian
(“Shenzhen Qianhai”)	●	Incorporated on October 16, 2015
	●	Registered capital of RMB 5,000,000 (USD 784,228)
	●	Primarily engages in AR advertising services
Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by YY Online after January 11, 2021
	●	Incorporated on January 14, 2019
	●	Registered capital of RMB 100,000 (USD 15,685)
	●	Primarily engages in AR advertising services
Wuhan 233 Interactive Entertainment Technology Co., Ltd. (“Wuhan 233”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by YY Online after January 11, 2021
	●	Incorporated on May 15, 2020
	●	Registered capital of RMB 100,000 (USD 15,685)
	●	Primarily engages in mobile games development
Weidong Technology Co., Ltd. (“Weidong”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021
	●	Incorporated on October 28, 2020
	●	Registered capital of RMB 50,000,000 (USD 7,842,276)
	●	Primarily engages in AR advertising services
Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	●	A PRC limited liability company	100% owned by Weidong
	●	Incorporated on October 30, 2020
	●	Registered capital of RMB 20,000,000 (USD 3,136,910)
	●	Primarily engages in AR advertising services
Tianjin Weidong Technology Co., Ltd. (“Tianjin Weidong”)	●	A PRC limited liability company	60% owned by Weidong
	●	Incorporated on October 30, 2020
	●	Registered capital of RMB 20,000,000 (USD 3,136,910)
	●	Primarily engages in AR advertising services
	●	No operations as of June 30, 2022

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Shenzhen Yidian Network Technology Co., Ltd.	●	A PRC limited liability company	100% owned by Beijing WiMi
(“Shenzhen Yidian”)	●	Incorporated on May 20, 2014
	●	Registered capital of RMB 10,000,000 (USD 1,568,455)
	●	Primarily engages in AR advertising services
Shenzhen Duodian Cloud Technology Co., Ltd.	●	A PRC limited liability company	100% owned by Shenzhen Yidian
(“Shenzhen Duodian”)	●	Incorporated on August 24, 2017
	●	Registered capital of RMB 5,000,000 (USD 784,228)
	●	Primarily engages in AR advertising services
Korgas Duodian Network Technology Co., Ltd.	●	A PRC limited liability company	100% owned by Shenzhen Yidian
(“Korgas Duodian”)	●	Incorporated on November 25, 2016
	●	Registered capital of RMB 5,000,000 (USD 784,228)
	●	Primarily engages in AR advertising services
Kashi Duodian Network Technology Co., Ltd.	●	A PRC limited liability company	100% owned by Shenzhen Yidian
(“Kashi Duodian”)	●	Incorporated on January 31, 2019
	●	Registered capital of RMB 5,000,000 (USD 784,228)
	●	Primarily engages in AR advertising services
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	●	A PRC limited liability company	100% owned by Shenzhen Yidian
	●	Incorporated on December 3, 2019
	●	Registered capital of RMB 5,000,000 (USD 784,228)
	●	Primarily engages in AR advertising services
Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	●	A PRC limited liability company	100% owned by Shenzhen Yidian
	●	Incorporated on September 24, 2020
	●	Registered capital of RMB 10,000,000 (USD 1,568,455)
	●	Primarily engages in AR advertising services
Micro Beauty Lightspeed Investment Management HK Limited	●	A Hong Kong company	100% owned by Beijing WiMi
(“Micro Beauty”)	●	Incorporated on February 22, 2016
	●	Primarily engages in MR software development and licensing
Skystar Development Co., Ltd (“Skystar”)	●	A Republic of Seychelles Company	100% owned by Micro Beauty
	●	Incorporated on March 30, 2016
	●	Primarily engages in MR software development and licensing

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Lixin Technology Co., Ltd. (“Lixin Technology”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by WiMi Cayman
	●	Incorporated on August 4, 2020
	●	Registered capital of RMB 200,000,000 (USD 31,369,105)
	●	Primarily engages in research, development and sale of computer chip and intelligent chip products
Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)	●	A PRC limited liability company	100% owned by Lixin Technology
	●	Incorporated on October 10, 2020
	●	Registered capital of RMB 50,000,000 (USD 7,842,276)
	●	Plan to support the daily operations of Lixin Technology, no operations as of June 30, 2022
Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by WiMi Cayman
	●	Incorporated on March 4, 2021
	●	Registered capital of RMB 195,747,000 (USD 30,000,000)
	●	A holding company
Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)	●	A PRC limited liability company	100% owned by TJ Zhongzheng
	●	Incorporated on May 21, 2021
	●	Registered capital of RMB 200,000,000 (USD 7,842,276)
	●	Plan to engage AR advertising services, no material operations as of June 30, 2022
Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”)	●	A PRC limited liability company	100% owned by Shenzhen Hedao
	●	Incorporated on May 26, 2021
	●	Registered capital of RMB 200,000,000 (USD 7,842,276)
	●	Plan to engage AR advertising services, no material operations as of June 30, 2022
VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	●	A Cayman company	86.5% owned by WiMi Cayman before March 26, 2021; 73% owned by WiMi Cayman after March 26, 2021
	●	Incorporated on September 24, 2020
	●	Primarily engages in the development of central processing algorithm and cloud computing services

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	●	A Singapore company	100% owned by VIYI
	●	Incorporated on January 9, 2009	Acquired in September 2020
	●	Capital of RMB 3,187,856 (USD 500,001)
	●	Primarily engages in customization of central processing units
Excel Crest Limited (“Excel Crest”)	●	A Hong Kong company	100% owned by Fe-da Electronics
	●	Incorporated on September 10, 2020
	●	Support the daily operations of Fe-da Electronics in Hong Kong, no material operations as of June 30, 2022
Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin” or “VIYI WFOE”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIYI Ltd
	●	Incorporated on November 18, 2020
	●	Registered capital of RMB 191,271,000 (USD 30,000,000)
	●	A holding company
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	●	A PRC limited liability company	58% owned by VIYI Ltd
	●	Incorporated on November 30, 2020
	●	Registered capital of RMB 50,000,000 (USD 7,842,276)
	●	Engages in providing software support services
Wisdom Lab Inc. (“Wisdom Lab”)	●	A Cayman Islands company	100% owned by Fe-Da Electronics
	●	Incorporated on May 6, 2021
	●	Engages in software solution for intelligent chips
Viwo Technology Limited. (“Viwo Tech”)	●	A Hong Kong company	55% owned by VIYI Ltd
	●	Incorporated on April 15, 2021
	●	Engages in intelligent chips design
	●	No operations as of June 30, 2022
Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	●	A PRC limited liability company	100% owned by Viwo Tech
	●	Incorporated on July 19, 2021
	●	Registered capital of RMB 10,000,000 (USD 1,568,455)
Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	●	A PRC limited liability company	99% owned by Weidong, 1% owned by YY Online
	●	Incorporated on March 18, 2019
	●	Registered capital of RMB 20,000,000 (USD 3,136,910)
	●	Engages in R&D and application of intelligent visual algorithm technology

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Kashi Guoyu Information Technology Co., Ltd. (“Kashi Guoyu”)	●	A PRC limited liability company	100% owned by Shanghai Guoyu
	●	Registered capital of RMB 10,000,000 (USD 1,568,455)
	●	Incorporated on July 23, 2021
	●	Engages in R &D and application of intelligent visual algorithm technology
Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	●	A PRC limited liability company	100% owned by Viwotong Tech
	●	Registered capital of RMB 1,000,000 (USD 156,846 )
	●	Incorporated on June 22, 2021
	●	Engages in E-commerce services and application of intelligent visual algorithm technology
Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”)	●	A PRC limited liability company	Disposed in July 2022
	●	Registered capital of RMB 5,000,000
(USD 784,228)
	●	Incorporated on July 29, 2021
	●	Engages in testing equipment development and sales
Weeto. Investment Pte. Ltd	●	A Singapore company	100% owned by WiMi Cayman
	●	Incorporated on April 28, 2022
	●	No operation as of June 30, 2022

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of internet content providers, the Company operates its internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Beijing WiMi and Shenzhen Yitian (from December 24, 2020) are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Beijing WiMi contractual arrangements signed on November 6, 2018 and December 18, 2020

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters, which were initially signed on November 6, 2018. Pursuant to reorganization on December 18, 2020, the previous agreements were terminated and Beijing WiMi and WiMi WFOE entered into identical agreements on December 18, 2020. WiMi WFOE maintained effective control of Beijing WiMi. The significant terms of agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between WiMi WFOE and Beijing WiMi, WiMi WFOE has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. WiMi WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay WiMi WFOE service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement will remain effective until the date when it is terminated by WiMi WFOE.

Exclusive Share Purchase Option Agreement

Pursuant to the exclusive share purchase option agreement, by and among WiMi WFOE, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted WiMi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of WiMi WFOE or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at WiMi WFOE’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Note 1 — Nature of business and organization (cont.)

Exclusive Assets Purchase Agreement

Pursuant to the exclusive asset purchase agreement by WiMi WFOE and Beijing WiMi, Beijing WiMi irrevocably granted WiMi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of WiMi WFOE, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify WiMi WFOE any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at WiMi WFOE’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, by and among WiMi WFOE, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to WiMi WFOE to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by WiMi WFOE in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without WiMi WFOE’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The Company has completed the registration of the equity pledges with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney

Pursuant to the power of attorney, by WiMi WFOE and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized WiMi WFOE or any person(s) designated by WiMi WFOE to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

Spousal Consent Letters

Pursuant to these letters, the spouses of the applicable shareholders of Beijing WiMi unconditionally and irrevocably agreed that the equity interest in Beijing WiMi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Beijing WiMi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing WiMi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Note 1 — Nature of business and organization (cont.)

Based on the foregoing agreements signed on November 6, 2018 and December 18, 2020, which grant WiMi WFOE effective control of Beijing WiMi and enable WiMi WFOE to receive all of their expected residual returns, the Company accounts for Beijing WiMi as a VIE. Accordingly, the Company consolidates the accounts of Beijing WiMi for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the U.S. Securities and Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Shenzhen Yitian (Terminated April, 1, 2022)

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters, which were signed on December 24, 2020. The significant terms of the agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Shenzhen Weiyixin and Shenzhen Yitian dated December 24, 2020, Shenzhen Weiyixin has the exclusive right to provide to Shenzhen Yitian consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. Shenzhen Weiyixin has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shenzhen Yitian agrees to pay Shenzhen Weiyixin service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement will remain effective until the date when it is terminated by Shenzhen Weiyixin.

Exclusive Share Purchase Option Agreement

Pursuant to the exclusive share purchase option agreement dated December 24, 2020, by and among Shenzhen Weiyixin, Shenzhen Yitian and each of the shareholders of Shenzhen Yitian, each of the shareholders of Shenzhen Yitian irrevocably granted Shenzhen Weiyixin an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Shenzhen Yitian, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Shenzhen Yitian undertakes that, without the prior written consent of Shenzhen Weiyixin or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective unless terminated in the event that the entire equity interests held by registered shareholders in Shenzhen Yitian have been transferred to Shenzhen Weiyixin or until the date when it is terminated by Shenzhen Weiyixin. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement dated December 24, 2020, by and among Shenzhen Weiyixin, Shenzhen Yitian and the shareholders of Shenzhen Yitian, the shareholders of Shenzhen Yitian pledged all of their equity interests in Shenzhen Yitian to Shenzhen Weiyixin to guarantee their and Shenzhen Yitian’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Shenzhen Weiyixin in enforcing such obligations of Shenzhen Yitian or its shareholders. The shareholders of Shenzhen Yitian agree that, without Shenzhen Weiyixin’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge under the equity interest pledge agreement shall take effect upon the completion of registration with the relevant administration for industry and commerce, which was completed as of January 29, 2021, and shall remain valid until the earlier of (1) the completion of all contractual obligations and the repayment of all secured debts, or (2) the time when the pledgee and/or the appointed person(s) have decided, subject to the PRC laws, to purchase the entire equity interests of the pledger in Shenzhen Yitian, and such equity interests of Shenzhen Yitian have been transferred to the pledgee and/or the appointed person(s) in accordance with the law such that the pledgee and/or the appointed person(s) may lawfully engage in the business of Shenzhen Yitian.

Note 1 — Nature of business and organization (cont.)

Loan Agreement

Pursuant to the loan agreement dated December 24, 2020, Shenzhen Weiyixin agreed to provide loans to the registered shareholders of Shenzhen Yitian, to be used exclusively as investment in Shenzhen Yitian. The loan must not be used for any other purposes without the relevant lender’s prior written consent. The term of the loan agreement commences from the date of the agreement and ends on the date the lender exercises its exclusive option under the relevant exclusive share purchase option agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier. After the lender exercises its exclusive option, the borrower may repay the loan by transferring all of its equity interest in the relevant onshore holding company to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer are equal to or less than the principal of the loan under the loan agreement, the loan is considered interest-free. If the proceeds of such transfer are higher than the principal of the loan under the loan agreement, any surplus is considered interest for the loan.

Power of Attorney

Pursuant to the power of attorney dated December 24, 2020, by Shenzhen Weiyixin and each shareholder of Shenzhen Yitian, respectively, each shareholder of Shenzhen Yitian irrevocably authorized Shenzhen Weiyixin or any person(s) designated by Shenzhen Weiyixin to exercise such shareholder’s voting rights in Shenzhen Yitian, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Shenzhen Yitian, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Shenzhen Yitian. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Shenzhen Yitian.

Spousal Consent Letters

Pursuant to these letters, the spouses of the applicable shareholders of Shenzhen Yitian unconditionally and irrevocably agreed that the equity interest in Shenzhen Yitian held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Shenzhen Yitian held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Shenzhen Yitian held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Based on the foregoing contractual arrangements, which grant Shenzhen Weiyixin effective control of Shenzhen Yitian and enable Shenzhen Weiyixin to receive all of their expected residual returns, the Company accounts for Shenzhen Yitian as a VIE on December 24, 2020. The reorganization under common control did not result in change in reporting entities of the Company therefore no impact to the Company’s consolidated financial statements as of December 31, 2020 and 2021.

Due to the business strategy adjustment, Shenzhen Yitian and its subsidiaries no longer operate the business involving foreign investment restrictions since March 1, 2022, therefore VIYI is able to have direct equity interest in Shenzhen Yitian and its subsidiaries. On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of WiMi Cayman that there is no change of reporting entities.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2022. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended December 31, 2020 and 2021.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and variable interest entity (“VIE”) and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company, its subsidiaries in Seychelles and Singapore and two subsidiaries, ICinit and VIDA, in Hong Kong is U.S. dollar, and its other subsidiaries which are incorporated in Hong Kong and PRC are Hong Kong Dollar and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB 54,970,351 and RMB 17,681,709 (USD 2,634,578) as of December 31, 2021 and June 30, 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity, on December 31, 2021 and June 30, 2022 were translated at RMB 1.00 to HKD 1.2231 and to HKD 1.1693, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2021 and 2022 were RMB 1.00 to HKD 1.1993 and to HKD 1.2071, respectively. The balance sheet amounts, with the exception of shareholders’ equity on December 31, 2021 and June 30, 2022 were translated at RMB 1.00 to USD 0.1568 and to USD 0.1490, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2021 and 2022 were RMB 1.00 to USD 0.1545 and to USD 0.1542, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets.

Note 2 — Summary of significant accounting policies (cont.)

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from RMB into USD as of and for the six months ended June 30, 2022 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1490, representing the mid-point reference rate set by Peoples’ Bank of China on December 31, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Short-term investments

Short-term investments are investments in wealth management product with underlying in cash, bonds and equity funds. The investments can be redeemed any time and the investment was recorded at fair value. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. The Company purchased approximately RMB 85.7 million and redeemed approximately RMB 84.5 million investments during six months ended June 30, 2022. Loss from short term investments for the six months ended June 30, 2021 and 2022 amounted to 4,450,914 and RMB 1,163,652 (USD 173,384), respectively.

Loans receivable

Loans receivable represent loans to a third party under the terms of the agreements signed in November and December 2021 at 3.85% interest per annum. The loans have terms of one-year and are collateralized by real estate property for approximately RMB 24.0 million (USD 3.8 million). Management regularly reviews the aging of loans receivable and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Loans receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2022, no allowance was deemed necessary. Full amount of loans receivable was subsequently collected in May 2022.

Note 2 — Summary of significant accounting policies (cont.)

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606) for the fiscal year ended December 31, 2019. The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

(i) AR Advertising Services

— AR advertising display services

AR advertisements are the use of holographic materials integrated into advertisement on the online media platforms or offline display. The Company’s performance obligation is to identify advertising spaces, embed holographic AR images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression (“CPM”) or cost per action (“CPA”) for on line display and service period for offline display contracts.

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions or clicks are delivered while revenue on a CPA basis is recognized once agreed actions are performed or service period is completed.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly service the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

— Performance-based advertising service

The Company provides central processing algorithm performance-based advertising services for its customers, which enable the customers to get the optimal business opportunities.

Note 2 — Summary of significant accounting policies (cont.)

The Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. The Company’s revenue is recognized at a point when an end user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, VIYI acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

In addition, through the Company’s data algorithm optimization, it is able to identify certain end user needs and it facilitates certain value-added services to the end users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third-party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value added service to the end users and charges a fee. As such the Company recorded revenue from the value-added services on a net basis when the services is provided by third party service provider.

(ii) AR Entertainment

The Company’s AR entertainment includes mainly three sub categories: SDK payment channel services, software development and mobile games operations and technology developments.

a. SDK Payment Channel Services

The Company’s SDK payment channel services enable game players/app users to make online payments through Alipay, Unipay or Wechat pay etc. to various online content providers. When game players/app users make payments in the game or app, the SDK payment channel will automatically populate payment services for the users to fulfill payments.

The Company charges a fee for the payment channel services, the pricing of which is based on the predetermined rates specified in the contract. The Company’s performance obligation is to facilitate payment services and recognizes SDK payment channel service revenue at a point in time when a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per transaction basis. The Company assessed that its promise to customer is to facilitate the service of third party instead of providing the payment services itself as the Company does not have control of the services provided as the Company does not service the users directly and does not have the latitude to establish the price, and therefore, revenue from SDK payment service is recorded on a net basis.

b. Mixed Reality (“MR”) software development services

The Company’s MR software development service contracts are primarily on a fixed price basis, which require the Company to perform services for MR application design, content development and integrating based on customers’ specific needs. These services also require significant production and customization. The required customization work period is generally less than one year. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration.

The software customization, application design, upgrades and integration are considered as one performance obligation. The promises to transfer software, customization and upgrades are not separately identifiable as the customers do not obtain benefits from these services on their own.

Note 2 — Summary of significant accounting policies (cont.)

The Company’s MR software development service contracts are generally recognized over time during the contract period as the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on input or output methods. Input methods are used only when there is a direct correlation between hours incurred and the end product delivered, and output method is used when the Company could appropriately measure the customization progress towards completion. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various MR software resulting in its ability to reasonably estimate the progress toward completion on each fixed price customized contract.

c. Mobile Games Services

The Company generates revenue from jointly operated mobile game publishing services and the licensed-out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

— Jointly operated mobile game publishing services

The Company is offering publishing services for mobile games developed by third party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. The Company contracts with third party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third party payment platforms and the co publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the publishing services is completed at a point in time when the game players made a payment to purchase coins.

With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the Company does not control the services as evidenced by (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the third party platforms; (iii) the developers or third party platforms have the right to change the pricing of in game virtual items. The Company’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the facilitator of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

— Licensed out mobile games

The Company also licenses third parties to operate its mobile games developed internally through mobile portal and receives revenue from the third party licensee operators on a monthly basis. The Company’s performance obligation is to provide mobile games to game operators which enable players of the mobile games to make in game purchases and the Company recognized revenue at a point in time when game players completed the purchases. The Company records revenues on a net basis, as the Company does not have the control of the services provided as it does not have the primary responsibility for fulfillment nor does it have the right to change the pricing of the game services.

Note 2 — Summary of significant accounting policies (cont.)

d. Technology developments

The Company’s technology development contract requires the Company to design applications based on customers’ specific needs. The duration of the design period is short, usually approximately 3 months or less. Revenues are generally recognized at a point in time where the Company has transferred control of the asset upon completion of the design and after the acceptance by its customer with no more future obligation of the design project.

(iii) Semiconductor business

The Company’s semiconductor business includes two sub categories: sale of products and software development.

a. Sale of products

Starting in July 2020, the Company also engage in sales of semiconductor products and other electronic accessories. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a time when the control of products or services are transferred to customers.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

b. Revenue from software development

The Company also designs software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s revenue from software development contracts is generally recognized over time during the development period the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Note 2 — Summary of significant accounting policies (cont.)

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenue.

Contract costs:

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

The Company’s disaggregate revenue streams are summarized below:

	June 30, 2021 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2022 (Unaudited)
	RMB	RMB	USD
Revenues
Holographic AR advertising	235,069,726	276,011,189	41,125,725
Holographic AR entertainment	7,154,361	1,451,556	216,282
Sale of semiconductor products	257,194,399	156,848,405	23,379,445
Software development	16,826,680	-	-
Total revenues	516,245,166	434,311,150	64,712,452

The Company’s revenues by timing of transfer of goods or services are summarized below:

	June 30, 2021 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2022 (Unaudited)
	RMB	RMB	USD
Goods and services transferred at a point in time	499,418,486	434,311,150	64,712,452
Goods and services transferred overtime	16,826,680	-	-
Total revenues	516,245,166	434,311,150	64,712,452

The Company’s revenues by geographic locations are summarized below:

	June 30, 2021	June 30, 2022 (Unaudited)	June 30, 2022 (Unaudited)
	RMB	RMB	USD
Mainland PRC revenues	296,307,628	290,966,447	43,354,061
Hong Kong revenues	133,017,383	59,650,651	8,887,959
International revenues	86,920,155	83,694,052	12,470,431
Total revenues	516,245,166	434,311,150	64,712,452

Cost of revenues

For AR advertising services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

Note 2 — Summary of significant accounting policies (cont.)

For AR entertainment segment, the cost of revenue consists of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For semiconductor business segment, the cost of revenue consists primarily of the costs of products sold and third party software development costs.

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 27% of the equity interest of VIYI as of December 31, 2021 and June 30, 2022.

Noncontrolling interests subscriptions receivable amounted to RMB 172,528 from two individual investors of VIDA as of June 30 2022.

Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
VIDA	(31,675,783)	(31,782,447)	(4,735,591)
VIYI	107,249,069	105,434,902	15,709,822
Noncontrolling interests subscriptions receivable	(172,528)	(172,528)	(172,528)
Total noncontrolling interests	75,400,758	73,479,927	10,948,524

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2021, there were 1,747 dilutive shares as a result of the Company’s unvested stock compensation. For the six months ended June 30, 2022, there was no dilutive effect of potential shares due to the Company’s net loss.

Note 3 — Variable interest entity (“VIE”)

WiMi WFOE entered into contractual arrangements with Beijing WiMi on November 6, 2018. The agreements were terminated on December 18, 2020, and WiMi WFOE entered into another contractual arrangements with Beijing WiMi on the same day, under which WiMi WFOE maintains effective control of Beijing WiMi. The significant terms of these contractual arrangements are summarized in “Note 1 Nature of business and organization” above. As a result, the Company classifies Beijing WiMi as VIE which should be consolidated based on the structure as described in Note 1.

Shenzhen Weiyixin entered into contractual arrangements with Shenzhen Yitian on December 24, 2020. The significant terms of these contractual arrangements are summarized in “Note 1 Nature of business and organization” above. As a result, the Company classifies Shenzhen Yitian as VIE which should be consolidated based on the structure as described in Note 1.

Note 3 — Variable interest entity (“VIE”) (cont.)

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE.

i) Beijing WiMi

WiMi WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Beijing WiMi because it has both of the following characteristics:

(1) The power to direct activities at Beijing WiMi that most significantly impact such entity’s economic performance, and

(2) The right to receive benefits from Beijing WiMi that could potentially be significant to such entity.

Pursuant to the contractual arrangements, Beijing WiMi pays service fees equal to all of its net income to WiMi WFOE. The contractual arrangements are designed so that Beijing WiMi operate for the benefit of WiMi WFOE and ultimately, the Company.

Accordingly, the accounts of Beijing WiMi are consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s financial statements. Under the VIE Arrangements, the Company has the power to direct activities of Beijing WiMi and can have assets transferred out of Beijing WiMi. Therefore, the Company considers that there is no asset in Beijing WiMi that can be used only to settle obligations of Beijing WiMi, except for registered capital and PRC statutory reserves, if any. As Beijing WiMi is incorporated as limited liability company under the Company Law of the PRC, creditors of the Beijing WiMi do not have recourse to the general credit of the Company for any of the liabilities of Beijing WiMi.

ii) Shenzhen Yitian (terminated April 1, 2022)

Shenzhen Weiyixin is deemed to have a controlling financial interest and be the primary beneficiary of Shenzhen Yitian because it has both of the following characteristics:

(1) The power to direct activities at Shenzhen Yitian that most significantly impact such entity’s economic performance, and

(2) The right to receive benefits from Shenzhen Yitian that could potentially be significant to such entity.

Pursuant to the contractual arrangements, Shenzhen Yitian pays service fees equal to all of its net income to Shenzhen Weiyixin. The contractual arrangements are designed so that Shenzhen Yitian operate for the benefit of Shenzhen Weiyixin and ultimately, the Company.

Accordingly, the accounts of Shenzhen Yitian were consolidated in the accompanying financial statements as subsidiary of Beijing WiMi up to December 24, 2020 and as VIE of Shenzhen Weiyixin from December 24, 2020 forward. Under the VIE Arrangements, the Company has the power to direct activities of Shenzhen Yitian and can have assets transferred out of Shenzhen Yitian. Therefore, the Company considers that there is no asset in Shenzhen Yitian that can be used only to settle obligations of Shenzhen Yitian, except for registered capital and PRC statutory reserves, if any. As Shenzhen Yitian is incorporated as limited liability company under the Company Law of the PRC, creditors of the Shenzhen Yitian do not have recourse to the general credit of the Company for any of the liabilities of Shenzhen Yitian.

Note 3 — Variable interest entity (“VIE”) (cont.)

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Current assets	82,728,636	39,001,150	5,811,179
Property and equipment, net	24,385,762	23,767,354	3,541,341
Other noncurrent assets	493,404,511	626,399,553	93,333,664
Total assets	600,518,909	689,168,057	102,686,184
Total liabilities	(614,667,803)	(610,892,197)	(91,023,064)
Net assets	(14,148,894)	78,275,860	11,663,120

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Current liabilities:
Accounts payable	15,072,302	19,852,132	2,957,972
Deferred revenues	9,713,168	7,685,676	1,145,167
Other payables and accrued liabilities	9,240,553	10,040,969	1,496,106
Other payables – related parties	12,725,539	-	-
Current portion of shareholder loans	20,000,000	3,853,724	574,206
Operating lease liabilities	108,556	26,853	4,001
Taxes payable	5,858,717	5,342,616	796,051
Intercompany payable*	474,812,478	549,490,226	81,874,158
Total current liabilities	547,531,313	596,292,196	88,847,661
Non-current shareholder loan	67,136,490	14,600,000	2,175,403
Total liabilities	614,667,803	610,892,196	91,023,064

*	Intercompany balances will be eliminated upon consolidation.

The summarized operating results of the VIE’s are as follows:

	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2022
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Operating revenues	123,939,836	26,624,433	3,967,046
Gross profit	24,417,262	13,923,800	2,074,649
Income from operations	1,330,677	5,237,687	780,416
Net income	154,867	1,931,944	287,860

Note 3 — Variable interest entity (“VIE”) (cont.)

The summarized statements of cash flow of the VIE’s are as follows:

	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2022
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Net cash provided by operating activities	31,877,089	57,426,128	8,556,505
Net cash used in investing activities	(40,313,501)	(28,795,961)	(4,290,604)
Net cash used in financing activities	(3,188,573)	(68,682,766)	(10,233,746)
Effect of exchange rate on cash and cash equivalents	(22,466)	50,613	7,541
Net decrease in cash and cash equivalents	(11,647,451)	(40,001,983)	(5,960,304)
Cash and cash equivalents, beginning of period	59,249,721	56,408,415	8,404,865
Cash, cash equivalents and restricted cash, end of period	47,602,270	16,406,429	2,444,562

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the six months ended June 30
	2021	2022	2022
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Cash and cash equivalents	47,602,270	15,963,869	2,378,620
Restricted cash	-	442,560	65,942
Total cash, cash equivalents and restricted cash	47,602,270	16,406,429	2,444,562

Note 4 — Business combination

Acquisitions of Shenzhen Yichong, Shenzheng Shengtang and Tianjin Yaodi

On January 22, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Yichong Micro-Electronic Technology Co., Ltd. (“Shenzhen Yichong”), together with its 80% owned subsidiary, Shenzhen Saineng Micro-Electronic Electronic Co., Ltd. (“Shenzhen Saineng”), a provider of electronic components, for RMB 2 (approximately USD 0.3). On March 1, 2021, Shenzhen ICinit purchased 100% equity interests of Shenzhen Shengtang Micro-Electronic Technology Co. (“Shenzhen Shengtang”), Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3). On May 28, 2021, Shenzhen ICinit purchased 100% equity interests of Tianjin Yaodi Tomorrow Technology Co. (“Tianjin Yaodi”), Ltd., a provider of electronic components, for RMB 2 (approximately USD 0.3).

The Company’s acquisitions of Shenzhen Yichong, Shenzhen Shengtang and Tianjin Yaodi were accounted for as business combinations in accordance with ASC 805. The Company then allocated the fair value of consideration of Shenzhen Yichong, Shenzhen Shengtang and Tianjin Yaodi based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

Note 4 — Business combination (cont.)

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shenzhen Yichong and translated the fair value from USD to RMB using the exchange rate on January 22, 2021 at the rate of USD 1.00 to RMB 6.4617, the net purchase price allocation on the date of the acquisition of Shenzhen Shengtang and translated the fair value from USD to RMB using the exchange rate on March 1, 2021, 2021 at the rate of USD 1.00 to RMB 6.4754, and the net purchase price allocation on the date of the acquisition of Tianjin Yaodi and translated the fair value from USD to RMB using the exchange rate on May 28, 2021, 2021 at the rate of USD 1.00 to RMB 6.3858.

	Fair value	Fair value
	RMB	USD
Cash	7,252,052	1,122,073
Other current assets	14,478,000	2,238,141
Plant and equipment	987,482	152,736
Current liabilities	(16,936,210)	(2,619,871)
Net assets of acquirees	5,781,324	893,079
Gain on acquisition	(5,781,318)	(893,078)
Total consideration	6	1

The Company subsequently deconsolidated ICinit on October 1, 2021, and as a result, the above acquired companies were deconsolidated as of June 30, 2022. See Note 5 for details.

Acquisition of Shanghai Guoyu

On July 1, 2021, Weidong acquired 99% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The remaining 1% of Shanghai Guoyu is acquired by YY Online. The aggregate purchase price is RMB 20,000,000. On July 19, 2021, Shanghai Guoyu established 100% owned subsidiary Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”). On July 14, 2021, Weidong transferred its 100% equity interest of Horgas 233 and Horgas Weidong to Shanghai Guoyu.

Shanghai Guoyu is committed to the R&D and application of intelligent visual algorithm technology, using image recognition, data analysis and modeling, virtual imaging, visual artificial intelligence algorithm and other technologies, integrating algorithm and data processing capabilities, and integrating functions from data processing to algorithm application, so as to provide customers with a full stack of intelligent visual algorithm services. At present, Shanghai Guoyu mainly serves the Internet marketing industry. The development of Shanghai Guoyu’s business is closely related to the progress and development of the computer vision industry and the Internet marketing industry.

The Company’s acquisition of Shanghai Guoyu was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shanghai Guoyu based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

Note 4 — Business combination (cont.)

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shanghai Guoyu based on valuation performed by an independent valuation firm engaged by the Company and translated the fair value from USD to RMB using the exchange rate on July 1, 2021 at the rate of USD 1.00 to RMB 6.4709.

	Fair value	Fair value
	RMB	USD
Copyright	8,955,000	1,383,888
Goodwill	13,283,750	2,052,844
Deferred tax liabilities	(2,238,750)	(345,972)
Total consideration	20,000,000	3,090,760

Software consists of mainly data algorithm software, with a fair value of approximately RMB 9.0 million (USD 1.4 million) and estimated finite useful life of 6 years.

Acquisitions of Tapuyu and Pengcheng Keyi

On November 17, 2021, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of e-commerce services and application of intelligent visual algorithm technology. The aggregate purchase price is RMB 2 (USD 0.3), and the transaction consummated on November 19, 2021. On November 17, 2021, Viwotong Tech entered into Acquisition Framework Agreement to acquire 100% equity interests of Pengcheng Keyi (Xi’an) Intelligence Technology Co., Ltd. (“Pengcheng Keyi”), a provider of testing equipment development and sales. The aggregate purchase price is RMB 2 (USD 0.3), and the purchase consummated on December 7, 2021.

The Company’s acquisitions of Tapuyu and Pengcheng Keyi were accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Tapuyu and Pengcheng Keyi based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

Note 4 — Business combination (cont.)

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Tapuyu and translated the fair value from USD to RMB using the exchange rate on November 19, 2021 at the rate of USD 1.00 to RMB 6.3825 and the net purchase price allocation on the date of the acquisition of Pengcheng Keyi and translated the fair value from USD to RMB using the exchange rate on December 7, 2021 at the rate of USD 1.00 to RMB 6.3738.

	Fair value	Fair value
	RMB	USD
Cash	161,638	25,335
Other current assets	1,701,734	266,815
Current liabilities	(1,863,372)	(292,150)
Total consideration	—	—

Note 5 — Deconsolidation of ICinit

On October 1, 2021, the Company’s board approved the equity transfer agreement between WiMi HK and Lucky Monkey Holding Limited, pursuant to which WiMi Cayman transferred 2% of the issued share capital of ICinit for a consideration of HKD 50,000, approximately RMB 41,000 (USD 6,000), to streamline its operating subsidiaries in the semiconductor segment. The sale resulted in a loss of control of the subsidiaries while the Company retained 49% noncontrolling interest in ICinit. The Company’s decision to divest ICinit is to improve the operating results of the Company’s semiconductor segment.

The fair value of the operations of ICinit, determined as of October 1, 2021, included the estimated consideration received, less costs to sell. Gain from sales of this transaction is as follows:

	RMB	USD
Consideration receivable	40,975	6,427
Fair value of retained noncontrolling interest (49%)	1,003,886	157,455
Carrying value of noncontrolling interest	1,426,158	223,687
	2,471,019	387,568
Less: ICinit’s book value	(3,361,955)	(527,308)
Exchange rate difference	(10,590)	—
Loss on deconsolidation	(901,526)	(139,739)

Net loss on revaluation of retained interest amounted to RMB 410,337 (USD 63,603).

As result of deconsolidation, the Company recognized RMB 27,589,530 (USD 4,327,294) of related party receivable from ICinit, which was previously eliminated in consolidation. The balance was repaid to the Company on May 7, 2022.

On June 1, 2022, the Company signed equity transfer agreement to transfer additional 30% interest in ICinit to ICinit’s other shareholders for HKD 3,050,000, which was approximately RMB 2.6 million (USD 0.4 million). The consideration was received in July 2022.

Note 6 — Short term investments

Short term investments consist of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Marketable securities(1)	33,540,301	35,349,990	5,267,156

Fair value disclosure:

	December 31, 2021	December 31, 2021 Fair Value
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	33,540,301	33,540,301	—	—

	June 30, 2022	June 30, 2022 Fair Value
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	35,349,990	35,349,990	—	—

There is no transfer between the levels for the periods presented.

(1)	During the six months ended June 30, 2021, the Company purchased approximately RMB 53.6 million in marketable securities and redeemed approximately 45.7 million. During the six months ended June 30, 2022, the Company invested a total of approximately RMB 85.7 million (USD 12.8 million) in marketable securities and redeemed approximately RMB 84.5 million (USD 12.6 million). Gain/(loss) of approximately RMB 4.5 million and (RMB 1.2 million (USD 0.2 million)) was recognized for the six months ended June 30, 2021 and 2022, respectively.

Note 7 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Accounts receivable	137,875,301	163,431,462	24,351,322
Less: allowance for doubtful accounts	(111,639,312)	(112,961,523)	(16,831,290)
Accounts receivable, net	26,235,989	50,469,939	7,520,031

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Beginning balance	2,734,421	111,639,312	16,634,281
Addition	128,392,115	1,399,234	208,486
Deconsolidation of ICinit and subsidiaries	(19,487,224)	—	—
Recovery(write off)	—	(5,164,631)	(769,531)
Exchange rate difference	—	5,087,608	758,055
Ending balance	111,639,312	112,961,523	16,831,290

Note 8 — Inventories

Inventories consist of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Finished goods – holographic accessories	1,590,495	1,494,770	222,721
Finished goods – semiconductors	5,251,250	2,122,146	316,200
Total inventories	6,841,745	3,616,916	538,921

Note 9 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2020	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Office electronic equipment	1,758,527	1,837,108	273,729
Office fixtures and furniture	41,392	50,497	7,524
Vehicles	—	1,201,452	179,017
Building	24,825,710	24,825,710	3,699,036
Leasehold improvements	1,363,989	1,363,989	203,235
Subtotal	27,989,618	29,278,755	4,390,046
Less: accumulated depreciation	(3,150,073)	(3,978,388)	(592,781)
Total	24,839,545	25,300,367	3,769,760

Depreciation expense for the six months ended June 30, 2021 and 2022 amounted to RMB 213,897 and RMB 780,733 (USD 116,329), respectively.

Note 10 — Cost method investments

Cost method investments consist of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
9.0% Investment (1 company in the AR and virtual reality (“VR”) areas)	45,000,000	45,000,000	6,705,009
8.0% Investment (2 companies in the AR and VR areas)	1,100,000	1,100,000	163,900
6.0% Investment (1 company in the AR, VR, software and robotic areas)	600,000	600,000	89,400
5.5% Investment (1 company in the AR, VR and game areas)	600,000	600,000	89,400
5.0% Investment (21 and 22 companies in the AR, VR and digital marketing areas as of December 31, 2020 and 2021)	51,000,000	51,000,000	7,688,411
4.5% Investment (1 company in the VR medical treatment areas)	200,000	200,000	29,800
4.0% Investment (14 companies in the AR, VR, 3D animation and software areas)	8,400,000	8,400,000	1,251,602
3.5% Investment (2 companies in the AR and VR areas)	1,200,000	1,200,000	178,800
3.0% Investment (5 companies in the AR, VR and 3D animation areas)	3,900,000	3,900,000	581,101
2.55% Investment (1 company in the AR, VR and 3D animation areas)	—	13,422,800	2,000,000

2.0% Investment (4 companies in the AR, VR, 3D animation and software areas)	1,200,000	36,700,000	5,468,308
1.0% Investment (5 companies in the AR, VR, 3D animation, hardware and software areas)	1,450,000	1,450,000	216,050
Total	114,650,000	164,172,800	24,461,781

For the six months ended June 30, 2021 and 2022, the Company purchased nil and RMB 49,067,000 (USD 7,310,993) in cost method investments, respectively.

Note 11 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, customer relationship, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Copyrights	8,955,000	8,955,000	1,334,297
Customer relationship	25,502,800	26,845,600	4,000,000
Non-compete agreements	42,200,000	42,200,000	6,287,809
Technology know-hows	2,852,016	3,002,184	447,326
Subtotal	79,509,816	81,002,784	12,069,432
Less: accumulated amortization	(51,628,879)	(56,488,214)	(8,416,756)
Intangible assets, net	27,880,937	24,514,570	3,652,676

Amortization expense for the six months ended June 30, 2021 and 2022 amounted to RMB 9,908,575 and RMB 4,307,010 (USD 641,744), respectively.

The estimated amortization is as follows:

Twelve months ending June 30,	Estimated amortization expense	Estimated amortization expense
	RMB	USD
2023	9,102,837	1,356,325
2024	9,102,837	1,356,325
2025	4,069,287	606,325
2026	2,239,609	333,701
Thereafter	—	—
Total	24,514,570	3,652,676

Note 12 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	December 31, 2021	June 30 2022	June 30 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Goodwill from Shenzhen Yidian acquisition	137,060,340	137,060,339	20,422,019
Goodwill from Shenzhen Yitian acquisition	92,990,256	92,990,256	13,855,568
Goodwill from Fe-da Electronics acquisition	33,644,255	35,415,729	5,276,951
Goodwill from Guoyu acquisition	13,283,750	13,283,750	1,979,282
Goodwill	276,978,601	278,750,074	41,533,819

The changes in the carrying amount of goodwill allocated to reportable segments as of December 31, 2021 and June 30, 2022 are as follows:

	AR advertising services	AR entertainment	Semiconductor business	Total	Total
	RMB	RMB	RMB	RMB	USD
As of December 31, 2020	137,060,340	206,069,104	53,099,316	396,228,760	59,038,168
Add: acquisition of Guoyu	13,283,750	—	—	13,283,750	1,979,282
Less: impairment loss	—	(112,736,917)	(18,457,742)	(131,194,659)	(19,548,032)
Translation difference	—	(341,931)	(997,319)	(1,339,250)	(199,549)
As of December 31, 2021	150,344,090	92,990,256	33,644,255	276,978,601	41,269,869
Translation difference	—	—	1,771,473	1,771,473	263,950
As of June 30, 2022	150,344,090	92,990,256	35,415,728	278,750,074	41,533,819

Note 13 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2021	June 30, 2022	June 30,, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
Salary payables	2,011,702	1,753,536	261,276
Other payables and accrued expenses	3,446,740	3,929,171	585,447
Accrued interest payable	8,197,112	9,841,587	1,446,399
Total other payables and accrued liabilities	13,655,554	15,524,294	2,313,122

Note 14 — Related party balances and transactions

Loans — related party

Loan related parties are as follows:

Name of Related Parties	Relationship	Nature	December 31, 2021	June 30, 2022	June 30, 2022
			RMB	RMB (Unaudited)	USD (Unaudited)
Yang Cui	Executive director of Beijing WiMi	Loan	16,100,000	14,600,000	2,175,403
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	71,036,490	3,853,724	574,206
Total:			87,136,490	18,453,724	2,749,609
Current portion of related party loan			20,000,000	3,853,724	574,206
Related party loan – non-current			67,136,490	14,600,000	2,175,403

The maturities schedule is as follows:

Twelve months ending June 30,	RMB	USD
2023	3,853,724	574,206
2024	14,600,000	2,175,403
Total	18,453,724	2,749,609

Note 15 — Taxes

Significant components of the benefit of income taxes are as follows:

	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2022
	RMB	RMB	USD
Current	(835,315)	(286,789)	(42,732)
Deferred	1,749,318	1,023,038	152,433
Benefit of income taxes	914,003	736,249	109,701

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	142,316	142,316	21,205
Impairment loss from inventories	1,014,527	—	—
Net operating loss carryforwards	11,086,999	13,756,980	2,049,793
Less :valuation allowance	(12,101,526)	(13,756,980)	(2,049,793)
Deferred tax assets, net	142,316	142,316	21,205
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	5,396,459	4,528,405	674,733
Total deferred tax liabilities, net	5,254,143	4,386,089	653,528

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weight to the relative impact of the evidences to the extent it could be objectively verified.

The Company’s cumulative net operating loss (“NOL”) of approximately RMB 55,027,921 (USD 8,199,172) as of June 30, 2022 was mainly from NOL of Beijing WiMi, Shenzhen Yidian and Shenzhen Duodian. The NOL starts to expire in 2024. Management considers projected future losses outweigh other factors and made a full allowance of related deferred tax assets.

Note 15 — Taxes (cont.)

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	USD
VAT taxes payable	168,384	467,114	69,600
Income taxes payable	6,217,156	5,760,846	858,367
Other taxes payable	39,206	494,632	73,700
Totals	6,424,746	6,722,592	1,001,668

Note 16 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of June 30, 2022, cash balance of RMB 193,958,039 (USD 30,421,450) was deposited with financial institutions located in China, of which RMB 180,016,699 (USD 26,822,526) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2022, cash balance of HKD 596,775,470, approximately RMB 510,362,382 (USD 80,048,055) was maintained at financial institutions in Hong Kong, of which HKD 591,684,005 approximately RMB 506,008,161 (USD 75,395,321) was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of June 30, 2022, cash balance of SGD 178,492 approximately RMB 859,797 (USD 134,855) was maintained at DI Scheme banks in Singapore, of which SGD 32,989 approximately RMB 158,910 (USD 23,678) was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of June 30, 2022, cash balance of USD 138,377(RMB 882,252) was deposited with a financial institution located in US, none of cash was subject to credit risk. The Company’s short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of June 30, 2022, a total of RMB 34,765,331 (USD 5,180,041) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Note 16 — Concentration of risk (cont.)

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2021, no customer accounted for more than 10% of the Company’s total revenues. For the six months ended June 30, 2022, one customer accounted for 23.0% of the Company’s total revenues,

As of December 31, 2021, three customers accounted for 32.4%, 15.1% and 14.1% of the Company’s accounts receivable. As of June 30, 2022, two customers accounted for 16.3% and 10.1% of the Company’s accounts receivable.

Vendor concentration risk

For the six months ended June 30, 2021, one vendor accounted for 10.2% of the Company’s total purchases. For the six months ended June 30, 2022, one vendor accounted for 16.2% of the Company’s total purchases.

As of December 31, 2021, four vendors accounted for 24.6%, 12.6%, 12.2% and 10.7% of the Company’s accounts payable, respectively. As of June 30, 2022, three vendors accounted for 22.3%, 19.4%, and 11.4% of the Company’s accounts payable.

Note 17 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into eleven non-cancellable operating lease agreements with term more than one year for office spaces expiring through August 2026. Upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 1.8 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.5 years as of June 30, 2022.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expenses for the six months ended June 30, 2021 and 2022 were RMB 1,174,826 and RMB 1,852,211 (USD 275,980), respectively.

Note 17 — Leases (cont.)

The maturity of the Company’s lease obligations is presented below:

Twelve Months Ending June 30,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2023	2,220,422	330,843
2024	425,015	63,327
2025	71,287	10,622
2026	71,287	10,622
Total lease payments	2,788,011	415,414
Less: Interest	(168,535)	(25,112)
Present value of lease liabilities	2,619,476	390,302

The Company has operating leases commitment of RMB 552,223 (USD 86,613) with a term less than one year as of June 30, 2022.

Note 18 — Shareholders’ equity

Ordinary shares

WiMi Cayman was established under the laws of Cayman Islands on August 16, 2018 with authorized share of 20,115,570 Class A Ordinary Shares of par value USD 0.0001 each, 466,967,730 Class B Ordinary Shares of par value USD 0.0001 each and 12,916,700 Series A Preferred Shares of par value USD 0.0001 each. Each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time by the holder. Except for the voting right and conversion right, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

On March 24, 2021, the Company completed its third public offering of 11,173,335 units at the public offering price of USD 7.50 per unit, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of USD 8.60 per ADS and exercisable at any time after the date of issuance and expire on the second anniversary of the date of issuance. Each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.0001 per share. The offering resulted in net proceeds to the Company of approximately USD 79.7 million (RMB 508.1 million) after deducting underwriting commission and other expenses of approximately USD 6.0 million (RMB 38.9 million). Approximately RMB 108.5 million (USD 16.8 million) of proceeds was allocated to fair value of warrants, see below.

Warrants

The Company’s outstanding warrants are classified as equity since they qualify for exception from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants of RMB 108.5 million (USD 16.8 million) is valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock based on the relative fair value of net proceeds received using the following assumptions:

Annual dividend yield	—
Expected life (years)	2.0
Risk-free interest rate	0.92%
Expected volatility	180.03%

As of June 30, 2022, the Company had 4,469,334 warrants outstanding to purchase 11,173,335 ADS with weighed average exercise price of RMB 57.6 (USD 8.60) per ADS and remaining contractual lives of 0.75 years.

Following is a summary of the status of warrants outstanding and exercisable as of June 30, 2022:

	Warrants	Weighted Average Exercise Price RMB	Weighted Average Exercise Price USD
Warrants outstanding, as of December 31, 2021	4,469,334	57.6	8.6
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding, as of June 30, 2022	4,469,334	57.6	8.6
Warrants exercisable, as of June 30, 2022	4,469,334	57.6	8.6

Note 18 — Shareholders’ equity (cont.)

Stock based compensation

On June 6, 2020, the Company’s shareholders approved the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) to be administered by the Company’s board. The maximum aggregate number of Class B ordinary shares that may be issued under the 2020 Equity Incentive Plan is 17,500,000. The awards could be granted in the form of share options, restricted shares, restricted share units and other local awards.

On June 6, 2020, the board of directors approved and granted 15,890,000 Class B ordinary shares valued at USD 1.73 per share on the grant date with an aggregated fair value of USD 27,489,700 under the 2020 Plan to employees, vested on October 1, 2020. The Company recorded compensation expense of RMB 189,064,940 for the six months ended June 30, 2022.

On September 12, 2020, the board of directors approved and granted 148,240 Class B ordinary shares valued at USD 3.31 per share on the grant date with an aggregated fair value of USD 490,674 under the 2020 Plan to employees and consultants, of which 103,240 shares vested on October 15, 2020. The remaining 45,000 shares granted to consultants are vesting in three equal annual instalments, with the first instalment vesting on October 15, 2021, the second vesting on October 15, 2022 and the third vesting on October 15, 2023. The Company recorded compensation expense of RMB 2,353,518 and RMB 319,833 (USD 49,575) for the six months ended June 30, 2022 and 2021.

On January 26, 2021, the board of directors approved the grant of 720,000 Class B ordinary shares to management and employees. The shares were valued at USD 5.05 per share with grant date fair value of approximately RMB 25.1 million (approximately USD 3.6 million). 180,000 shares are to be vested on March 31, 2021 and remaining shares to be vested over a three year period from March 31, 2021. The Company recorded compensation expense of RMB 10,262,724 (USD 1,590,750) for the six months ended June 30, 2022.

As of December 31, 2021 and June 30, 2022, total of 16,038,240 Class B ordinary shares were granted and issued under the 2020 and 2021 Plan. For the six months ended June 30, 2021 and 2022, the Company recorded RMB 6,055,258 and RMB 3,107,461 (USD 463,012) compensation expense related to restricted stock grants, respectively. As of June 30, 2022, total of 389,363 Class B ordinary shares under the 2020 and 2021 Plan with grant date fair value of approximately RMB 11.2 million (USD 1.7 million) were to be amortized through March 31, 2024.

Note 18 — Shareholders’ equity (cont.)

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WiMi WFOE, Lixin Technology, Shenzhen Weiyixin, Shanghai Weimu, Beijing WiMi and Shenzhen Yitian (collectively “WiMi PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WiMi PRC entities.

WiMi PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, WiMi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. WiMi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2022, amounts restricted are the paid-in-capital and statutory reserve of WiMi PRC entities, which amounted to RMB 558,2577,552 (USD 83,180,492).

Statutory reserve

As of December 31, 2021 and June 30, 2022, WiMi PRC entities collectively attributed RMB 28,573,157 and RMB 31,377,202 (USD 4,675,210), of retained earnings for their statutory reserves, respectively.

Note 19 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WiMi WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the contractual arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the contractual arrangements is remote based on current facts and circumstances.

Note 19 — Commitments and contingencies (cont.)

Coronavirus (“COVID-19”)

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China from February to mid-March in 2020. All of the Company’s business operations and the workforce are concentrated in China, so the Company closed offices and implemented work-from-home policy during that period. Due to the nature of the Company’s business, the impact of the closure on the operational capabilities was not significant. However, the Company’s customers were negatively impacted by the pandemic and reduced their budgets for online advertising and marketing. The resurgence of COVID-19 in late 2021 in Asia has impacted the Company’s operation in China and subsidiaries in Singapore and Hong Kong which caused these subsidiaries to record impairment on intangibles and goodwill as a result of reduced forecast for 2022. Potential impact to the Company’s results of operations for 2022 will also depend on economic impact due to the pandemic and if any future resurgence of the virus, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2022.

Legal proceedings

The Company’s VIE Shenzhen Yiyun filed a lawsuit in September 2019 where Shenzhen Yiyun sued three companies for breach of contract and seeking damages of approximately RMB 364,000 (USD 57,000). In March 2020, Shenzhen Yiyun was awarded requested damages by People’s Court of Shenzhen Qianhai District. The three companies subsequently filed appeal with the Intermediate People’s Court of Shenzhen in May 2020 and the appeal was overruled by the court in November 2020. The three companies then filed suit with People’s Court of Shenzhen Qianhai District in August 2021 and sued Shenzhen Yiyun for breach of contract and seeking damages of approximately RMB 313,000 (USD 49,000) plus applicable fees. The court dismissed the case in December 2021. The three companies filed appeal with the Intermediate People’s Court of Shenzhen in February 2022 and at the same time filed for asset protection with the court. The case is now under review by the court and the asset protection for the three companies was granted and a total of RMB 442,560 (USD 69,414) of Shenzhen Yiyun’s cash was restricted from period of September 2, 2021 to September 1, 2022. The Company believes the case will be dismissed and no contingent loss was recorded on the consolidated financial statements.

Yingke network technology (Hainan) Co., Ltd., the plaintiff, filed a lawsuit against Shenzhen Kuxuanyou, the defendant, for a service contract regarding the plaintiff’s RMB 673,537 (USD 105,641) of unconsumed recharge and the corresponding loss of interest on capital occupation, as well as the penalty of RMB 322,939 (USD 50,652). If the liability for breach of contract agreed by both parties and resulting in punishment is determined by the court as the cause of the Company, the relative’s party’s lawsuit may be supported, and the Company may be faced with the legal risk of returning the unused recharge and paying liquidated damages. The management of the Company thinks that there is more than 50% possibility for the company to compensate the liquidated damages and refund the unconsumed recharge, so the provision for losses was made.

Note 20 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Note 20 — Segments (cont.)

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has three operating segments: (1) AR advertising services, (2) AR entertainment and (3) semiconductor related products and services.

The following tables present summary information by segment for the six months ended June 30, 2021 and 2022:

	AR advertising services	AR entertainment	Semiconductor business	Total June 30, 2021
	RMB	RMB	RMB (Unaudited)	RMB (Unaudited)
Revenues	235,069,726	7,154,361	274,021,079	516,245,166
Cost of revenues	123,645,171	477,451	239,069,750	363,192,372
Gross profit	111,424,555	6,676,910	34,951,329	153,052,794
Depreciation and amortization	6,537,311	-	3,585,161	10,122,472
Total capital expenditures	25,168,016	-	-	25,168,016

	AR advertising services	AR entertainment	Semiconductor business	Total June 30, 2022
	RMB	RMB	RMB (Unaudited)	RMB (Unaudited)
Revenues	276,162,981	1,299,764	156,848,405	43,4311,150
Cost of revenues	205,178,969	344,493	144,510,487	350,033,949
Gross profit	70,832,220	955,271	12,337,918	84,277,201
Depreciation and amortization	1,488,036	-	3,599,707	5,087,743
Total capital expenditures	1,250,234	-	-	1,250,234

Total assets as of:

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB (Unaudited)	USD (Unaudited)
AR advertising services	1,306,152,502	1,256,337,824	187,194,595
AR entertainment	12,487,702	10,595,467	1,578,727
Semiconductor business	186,388,493	220,018,843	32,782,854
Total assets	1,505,028,697	1,486,952,134	221,556,176

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviewed consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	Total for the six months ended June 30, 2021	Total for the six months ended June 30, 2022	Total for the six months ended June 30, 2022
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Mainland PRC revenues	296.307.628	290,966,447	43,354,061
Hong Kong revenues	133.017.383	59,650,651	8,887,959
International revenues	86,916,424	83,694,052	12,470,431
Total revenues	516,245,166	434,311,150	64,712,452

Note 21 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2022 up through the date the Company issued these unaudited interim condensed consolidated financial statements.

On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1, respectively.